SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL 212-735-3714 DIRECT FAX 917-777-3714 EMAIL ADDRESS TODD.FREED@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 19, 2014

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Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nicholas P. Panos, Senior Special Counsel

Geoff Kruczek, Attorney-Advisor

Re:	Aspen Insurance Holdings Limited

Schedule TO-T filed by Endurance Specialty Holdings Ltd.

Filed June 9, 2014

File No. 005-79396

Endurance Specialty Holdings Ltd.

Registration Statement on Form S-4

Filed June 9, 2014

File No. 333-196596

Dear Messrs. Panos and Kruczek:

On behalf of Endurance Specialty Holdings Ltd. (the “Company” or “Endurance”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings as set forth in your letter dated June 17, 2014 (the “Comment Letter”). Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-4 each as originally filed with the Commission on June 9, 2014 (as amended, the “Registration Statement”) and Amendment No. 4 to the Schedule TO-T originally filed with the Commission

Messrs. Panos and Kruczek

June 19, 2014

on June 9, 2014 (as amended, the “Schedule TO-T”). In addition to responding to the comments, the Schedule TO-T and Registration Statement have been updated to reflect facts and events occurring since the initial filing of the Registration Statement.

The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

In addition to the EDGAR filing, we are delivering to each of you a hard copy of this letter, along with a courtesy copy of the Schedule TO-T and the Registration Statement marked to indicate changes from the version filed on June 9, 2014. All references to page numbers in the responses below are to the pages in the Schedule TO-T or the marked version of the Registration Statement, as applicable.

Schedule TO

Item 8. Interest in Securities of the Subject Company, page 3

1. Please tell us where the referenced Schedule II appears in the Offer to Exchange.

Response:

Schedule II was not included in the Offer to Exchange because at the time the Registration Statement and Schedule TO-T were filed, there were no transactions in the subject securities required to be disclosed pursuant to Item 1008 of Regulation M-A and set forth on Schedule II. In response to the Staff’s comment, the Company has revised the disclosure in Item 8 on page 2 of the Schedule TO-T to remove the reference to Schedule II.

Item 10. Financial Statements, page 4

2. It appears the Offer to Exchange, as distinguished from the Schedule TO, includes summarized financial information pursuant to Item 1010(c) of Regulation M-A. Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1010(a)(1) and (2) of Regulation M-A. See Instructions 3 and 6 to Item 10 of Schedule TO.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Item 10 on page 2 of the Schedule TO-T to incorporate by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A.

Messrs. Panos and Kruczek

June 19, 2014

3. To the extent that any filings incorporated by reference include reference to the Private Securities Litigation Reform Act, please include disclosure that informs shareholders that such safe harbor is inapplicable to statements made in connection with this tender offer.

Response:

The Company acknowledges the Staff’s comment and such disclosure will be clarified in future filings. Also, in response to the Staff’s comment, the Company has revised both the section of the Registration Statement titled “Forward-Looking Statements” on page 130 of the Registration Statement and Item 12 on page 2 of the Schedule TO-T to state explicitly that the Private Securities Litigation Reform Act safe harbor protections do not apply to statements made in connection with the exchange offer.

Acceptance for Exchange, and Exchange of Aspen Common Shares . . ., page 59

4. On page 60, the disclosure states that any Aspen shares not accepted will be returned “as promptly as practicable” following the expiration or termination of the exchange offer. Please revise to be consistent with Exchange Act Rule 14e-1(c).

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 60 of the Registration Statement to provide that any such shares will be returned “promptly.”

5. We note the reservation of right to transfer or assign the right to exchange tendered Aspen common shares. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Response:

The Company acknowledges the Staff’s comment and confirms its understanding that if the Company transfers or assigns its rights to exchange tendered Aspen common shares to any other entity, such entity must be included as a bidder in the exchange offer and including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the exchange offer.

Messrs. Panos and Kruczek

June 19, 2014

Ownership of Endurance After the Exchange Offer, page 67

6. Please refer to the last paragraph here and disclose how the percentage ownership of Aspen shareholders would change assuming exercise of the “Equity Investment Option.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 57-58 and 68 of the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 68

7. Please revise to include a risk factor relating to the uncertainty of whether the transaction will qualify as an integrated transaction and the resulting effect on shareholders.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 69-70 of the Registration Statement.

Regulatory Approvals, page 84

8. We note reference to approvals required “in the judgment” of Endurance. The offer conditions must be outside the control of the bidder. Please revise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 84 of the Registration Statement to reference approvals required “in the reasonable judgment” of Endurance, which provides an objective standard for determinations with respect to the condition.

Additional Note Regarding the Exchange Offer, page 132

9. Please revise the disclosure to be consistent with Exchange Act Rule 14d-10(b)(2).

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 132 of the Registration Statement.

Messrs. Panos and Kruczek

June 19, 2014

Where You Can Find More Information, page 133

10. We note the disclosure incorporating by reference any documents that Endurance or Aspen files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus/offer to exchange to the termination of the exchange offer. Please note that Schedule TO-T does not permit forward incorporation by reference. Please revise accordingly and confirm your understanding.

Response:

The Company acknowledges the Staff’s comment and will, to the extent required, amend the Schedule TO-T specifically to include information that is deemed to be forward-incorporated by reference into the Registration Statement. In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Registration Statement.

Signatures

11. Please clarify the reference to “this amendment” in the first paragraph of text.

Response:

The Company acknowledges the Staff’s comment and clarifies that the reference to “this amendment” in the first paragraph of text was an inadvertent typographical error.

12. Please revise to include the signature of Endurance’s authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 to the Signatures of Form S-4.

Response:

In response to the Staff’s comment, the Company has revised the signature page to include the signature of Endurance’s authorized representative in the United States.

Messrs. Panos and Kruczek

June 19, 2014

Please do not hesitate to contact me at (212) 735-3714 or my partner Richard Grossman at (212) 735-2116 should you require further information or have any questions.

Very truly yours,

/s/ Todd E. Freed

Todd E. Freed

cc:	John Del Col, Esq. (Endurance Specialty Holdings Ltd.)

Richard Grossman, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)